SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                            COMMISSION FILE NUMBER



                   VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN
                        6080 Center Drive, 10th Floor
                            Los Angeles, CA 90045
             (Full title of the plan and the address of the plan)

                               Vivendi Universal
                            42, avenue de Friedland
                         75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Vivendi Universal Games, Inc. 401(k) Plan (the "VU Games Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the VU Games Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.


                                   EXHIBITS

1. Financial statements of the VU Games Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                   VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN


                                   By  /s/ Mark J. Halacy
                                       ---------------------------------------
                                       Mark J. Halacy
                                       Executive Vice President -
                                       Human Resources
                                       Vivendi Universal Games, Inc.


Date:  July 12, 2004

                                                                     Exhibit 1


                   VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 2003 AND 2002

VIVENDI UNIVERSAL GAMES, INC.
401(K) PLAN

Financial Report
December 31, 2003

                                C O N T E N T S


------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1
------------------------------------------------------------------------------

FINANCIAL STATEMENTS
   Statements of net assets available for benefits                           2
   Statement of changes in net assets available for benefits                 3
   Notes to financial statements                                          4-10
------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE
   Schedule of assets held for investment purposes at end of year           11
------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Vivendi Universal Games, Inc. 401(k) Plan
Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Vivendi Universal Games, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vivendi Universal Games, Inc. 401(k) Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Pasadena, California                        /s/ McGladrey & Pullen, LLP
June 14, 2004                               ---------------------------

VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002


                                                     2003              2002
------------------------------------------------------------------------------
ASSETS
Investments (Note 3)                        $  38,532,247       $   27,740,891
                                            ----------------------------------

Contributions receivable:
 Employer
                                                                        53,056
 Other employer (Note 6)
                                                                       385,000
 Participants
                                                                       153,601
                                           -----------------------------------

                                                                       591,657
                                           -----------------------------------


                                           -----------------------------------
     NET ASSETS AVAILABLE FOR BENEFITS     $  38,532,247         $  28,332,548
                                           ===================================


See Notes to Financial Statements.

VIVENDI UNIVERSAL GAMES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003



------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments (Note 3)       $     6,416,261
  Interest and dividend income                                         700,786
                                                               ---------------

                                                                     7,117,047
                                                               ---------------

 Contributions:
  Participants                                                       5,208,420

  Employer                                                           1,612,739

  Rollovers                                                            271,027
                                                               ---------------

                                                                     7,092,186
                                                               ---------------
    TOTAL ADDITIONS                                                 14,209,233
                                                               ---------------
Deductions from net assets attributed to:
 Benefits paid                                                       3,964,534

 Administrative fees                                                    45,000
                                                               ---------------
    TOTAL DEDUCTIONS                                                 4,009,534
                                                               ---------------
    NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               10,199,699

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                  28,332,548
                                                               ---------------
 End of year                                                   $    38,532,247
                                                               ===============


See Notes to Financial Statements.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
THE PLAN'S SIGNIFICANT ACCOUNTING POLICIES ARE AS FOLLOWS:

BASIS OF ACCOUNTING: The financial statements of the Vivendi Universal Games, Inc. 401(k) Plan (the "Plan") are prepared under the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION: The assets are held in trust by Vanguard Fiduciary Trust Company (Trustee) in the Vivendi Universal US Holding Co. Master Trust Agreement (Master Trust), amended and restated on January 1, 2002, which also includes assets of the 401(k) plans of the Vivendi Universal's affiliates, at December 31, 2003, which were Vivendi Universal, Vivendi Universal Games, Inc., MP3.com, and Rush Associated Labels.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities held by the Plan at year-end; and the Vivendi Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Purchases and sales of investments are recorded on a trade-date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on a accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.

PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 2. PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, formerly known as the Havas Interactive , Inc. Savings Incentive 401(k) Plan, became effective January 1, 2000 through an amendment and restatement of the Sierra On-Line, Inc. 401(k) Plan and Trust, which was adopted effective April 1, 1989. The Plan was amended and restated, effective January 1, 2002 as the Vivendi Universal Games, Inc. 401(k) Plan.

The Plan is a defined contribution plan covering all nonunion, full-time, U.S.-based employees of Vivendi Universal Games, Inc. (the "Company") and its subsidiaries who have satisfied the eligibility requirements as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Administrator of the Plan is Vivendi Universal Games, Inc.

CONTRIBUTIONS: Participants may elect to contribute from 1% to 15% of their eligible pretax annual compensation as defined in the Plan. Participants may also roll over amounts representing distributions from other qualified benefit or contribution plans. The Company contributes a matching contribution of 50% of the participant's annual deferral. The maximum participant contribution eligible for the match is 6% of the participant's annual compensation. The Company may also make discretionary matching and profit sharing contributions, which are determined by the Company each year. For the year ended December 31, 2003 the Company's matching contributions totaled $1,612,739. These contributions are funded at every payroll period. No discretionary contributions were made to the

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 2. PLAN DESCRIPTION, CONTINUED

Plan for the year ended December 31, 2003.

PARTICIPANT ACCOUNTS Each participant account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service at a rate of 20% per year, with 100% vesting after five years of service. Upon normal retirement (age 65), death or disability, participants become fully vested in all benefits.

FORFEITURES: The Plan provides for forfeitures of terminating participants' nonvested accounts to be used to pay the administrative expenses of the Plan. The Plan also allows for these accounts to reduce the employer matching contributions. At December 31, 2003 the forfeiture balance was $108,394 and during the year ended December 31, 2003, administrative costs of $45,000 were paid out of the forfeiture balance.

PAYMENT OF BENEFITS: Benefits may be distributed upon retirement, death, disability or other termination of employment. Benefits equal to the participant's vested account balance may be paid in a lump sum or installments, depending on certain factors as described in the Plan and at the participant's election.

LOANS TO PARTICIPANTS: Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum of 50% of the vested account balance, not to exceed $50,000. Loans are repaid at a fixed reasonable rate of interest through payroll deduction, within five years or, in the event the loan is used to acquire a dwelling as a principal residence, within 15 years.

PLAN TERMINATION: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 3. ASSETS HELD IN MASTER TRUST

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of December 31, 2003 and 2002 were as follows:


                                                  2003             2002
                                           -----------------------------------



Investments held in trust at fair values determined by quoted market prices:

Stable income fund
  Vanguard retirement savings trust          $ 114,730,572     $   114,767,339
Bond fund
  PIMCO total return fund, class A shares       77,846,563          79,554,475
S&P 500 index fund
  Vanguard 500 Index                           122,466,442          93,164,861
Managed equity fund
  Vanguard value index fund                     46,032,509          32,572,758
Growth equity fund
  Vanguard growth index fund                    41,264,474          28,762,827
Vivendi Universal stock fund
  Vivendi Universal ADS                         15,283,684          10,311,547
  Collective short term investment fund             75,982              59,299
Dreyfus small company value fund
  Berger small company value fund               39,678,131          27,857,496
Morgan Stanley Instit. International
  Morgan Stanley Instit. International          23,226,049          16,815,317
Dresdner global technology fund
  Dresdner RCM global technology fund           10,168,163           4,538,911
Loans to participants                            6,544,012           7,782,487
                                          -------------------------------------

     Total investments                     $ 497,316,581       $   416,187,317
                                          =====================================

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 3.   ASSETS HELD IN MASTER TRUST (CONTINUED)

The Vivendi Universal Stock Fund held in the Master Trust consists of the following classification of assets and liabilities as of December 31, 2003 and 2002:

                                                      2003          2002
                                                      ----          ----

Vivendi Universal ADS                        $   15,247,816     $   10,260,622
Collective short term investment fund                75,982             59,299
Receivables:

  Income receivable                                      30                 65
  Accounts receivable                                41,661             79,022
                                            ----------------    --------------

     Total assets                                 15,365,489        10,399,008


Liabilities:

  Accounts payable                                    (2,324)          (25,919)
  Accrued trustee fee                                 (3,499)           (2,243)
                                            ----------------    --------------


     Total liabilities                                (5,823)          (28,162)
                                            ----------------    --------------

     Vivendi Universal Stock Fund net asset
       value                                $     15,359,666    $   10,370,846
                                            ================    ==============



As of December 31, 2003 and 2002, the Plan's interest in net assets held in the Master Trust available for benefits in the individual investment funds were as follows:


                                                                2003                     2002
                                                         ---------------------------------------------


Berger SmCap V Fund-Investor                             $     4,321,939        $       2,699,161
Dresdner RCM Global Tech                                         338,400                   48,732
MSIFT - International Equity Portfolio Class B                 2,668,835                1,811,077
PIMCO Total Return                                             4,240,117                3,820,300
Vanguard 500 Index                                            11,900,541                8,312,080
Vanguard Growth Index                                          8,649,269                6,049,002
Vanguard Retirement Savings Trust                              3,927,786                3,348,360
Vanguard Value Index                                           1,908,370                1,188,321
Vivendi Universal Stock Fund                                     144,810                   86,450
Loan Fund                                                        432,180                  377,408
                                                         -----------------------------------------------

Total                                                    $    38,532,247        $      27,740,891
                                                         ===============================================


VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 3.  ASSETS HELD IN MASTER TRUST, CONTINUED

Investments held in trust are maintained at fair values determined by quoted market prices. Investments within the Master Trust are maintained by the Trustee/Master Trustee with separate plan identity, such that the associated income on each plan's investments is credited to each respective plan on a specific identification basis.

NOTE 4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 28, 2002 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. Although the Plan has been amended since that date, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5. PLAN AMENDMENTS AND SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan was amended for the following:

     o The hours of service are credited on an equivalency method which provides an employee with 190 hours of service for each month in which the employee works at least one hour.

     o When crediting an hour of service, the Plan will include periods in which severance pay is paid in installments.

     o    Employees may rollover funds from qualified 401(a), 403 (b) and 457
          (b) plans into the Plan,

     o Rollovers must be deposited directly into the Plan or deposited within 60 days of receipt of a distribution by the participant.

     o Rollovers from a conduit IRA must be attributable to qualified plan and must be the entire balance of the IRA.

     o Following the Participant's death, an account in excess of $5,000 must be distributed to the Beneficiary no later than the end of the calendar year following the fifth anniversary of the Participant's death.

     o The required minimum distribution rules were updated to reflect the current IRS guidance and distribution tables that reflect longer life expectancies.


Effective January 1, 2004, the Plan was amended for the following:

     o For vesting purposes, a year of service shall mean a 12 consecutive month period beginning with the employment commencement date and ending with severance from service. This is referred to as the "elapsed time method" of crediting service.

VIVENDI UNIVERSAL GAMES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 6. OTHER EVENTS

During 2002, the Plan Administrator discovered that certain employer matching contributions for the years ended December 31, 2001 and 2000 were calculated incorrectly. The Company corrected this error in accordance with the provision of the IRS' Employee Plans Compliance Resolution System (EPCRS). The additional amount required for the correction ($365,000), plus earnings, was recorded as other employer contribution in 2001 and an other employer contribution receivable was accrued at December 31, 2001 and 2002. On March 14, 2003, the actual correction amount, including earnings, which together totaled $381,983, was paid to the Plan.


NOTE 7. RELATED PARTY TRANSACTIONS

The plan's investments in the Master Trust invest in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR



December 31, 2003                                       Current Value
                                                        -------------

Vanguard Fiduciary Trust Company:

Master Trust for Vivendi Universal Master Trust          $   38,532,247
                                                        ===================

                                                                     Exhibit 2


      CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Vivendi Universal, S.A.
Vivendi Universal Games, Inc. 401(k) Plan
Los Angeles, CA

We hereby consent to the incorporation by reference of our report dated June 14, 2004, which appears in your Annual Report on Form 11-K of the Vivendi Universal Games, Inc. 401(k) Plan for the fiscal year ended December 31, 2003.


                                                By:/s/ McGladrey & Pullen, LLP
                                                   ---------------------------
                                                       McGladrey & Pullen, LLP


Pasadena, California
July 12, 2004

                                                                     Exhibit 3



                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350
     AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

     In connection with the Annual Report on Form 11-K of the Vivendi Universal Games, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 28, 2004                    By:  /s/ Jean-Rene Fourtou
                                              ---------------------------------
                                                  Jean-Rene Fourtou
                                                  Chief Executive Officer


Dated:  June 28, 2004                    By:  /s/ Jacques Espinasse
                                              ---------------------------------
                                                  Jacques Espinasse
                                                  Chief Financial Officer



*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.